Exhibit 99.1

Assured Guaranty Corp.

Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Assured Guaranty Corp.

Index to Financial Statements

December 31, 2004, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Assured Guaranty Corp.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholder’s equity and of cash flows present fairly, in all material respects, the financial position of Assured Guaranty Corp. and its subsidiaries (collectively referred to as “the Company”) as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

PricewaterhouseCoopers LLP

New York, New York

March 9, 2005

Assured Guaranty Corp.

Consolidated Balance Sheets

(in thousands of U.S. dollars, except per share and share amounts)

	As of December 31,
	2004	2003
Assets
Fixed maturity securities, at fair value (amortized cost: $1,108,149 in 2004 and $1,057,044 in 2003)	$1,172,355	$1,126,723
Short-term investments, at cost which approximates fair value	66,057	55,078
Total investments	1,238,412	1,181,801
Cash and cash equivalents	2,766	18,009
Accrued investment income	14,547	14,031
Deferred acquisition costs	140,335	146,926
Prepaid reinsurance premiums	49,653	7,254
Reinsurance recoverable on ceded losses	36,379	—
Premiums receivable	48,868	31,524
Goodwill	85,417	87,062
Unrealized gains on derivative financial instruments	29,445	—
Other assets	10,683	14,946
Total assets	$1,656,505	$1,501,553
Liabilities and shareholder’s equity
Liabilities
Unearned premium reserves	$369,320	$389,027
Reserves for losses and loss adjustment expenses	118,403	106,252
Profit commissions payable	4,181	4,007
Reinsurance balances payable	64,929	5,183
Deferred income taxes	58,255	77,934
Current income taxes payable	—	6,389
Unrealized losses on derivative financial instruments	—	18,482
Funds held by Company under reinsurance contracts	5,829	5,055
Other liabilities	28,108	12,494
Total liabilities	649,025	624,823

Commitments and contingencies

Shareholder’s equity
Common stock ($720 par value, 200,000 shares authorized; 20,834 issued and outstanding in 2004 and 2003)	15,000	15,000
Additional paid-in capital	386,403	351,231
Unearned stock grant compensation	(5,845)	(2,849)
Retained earnings	569,222	468,064
Accumulated other comprehensive income	42,700	45,284
Total shareholder’s equity	1,007,480	876,730
Total liabilities and shareholder’s equity	$1,656,505	$1,501,553

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.

Consolidated Statements of Operations and Comprehensive Income

(in thousands of U.S. dollars)

	For the Years Ended December 31,
	2004	2003	2002
Revenues
Gross written premiums	$168,678	$219,923	$155,079
Ceded premiums	108,773	(36,623)	31,367
Net written premiums	59,905	256,546	123,712
Decrease (increase) in unearned premium reserves	62,106	(81,148)	(12,199)
Net earned premiums	122,011	175,398	111,513
Net investment income	52,068	47,156	46,730
Net realized investment gains	973	2,092	6,888
Unrealized gains (losses) on derivative financial instruments	47,927	48,541	(36,998)
Other income	249	1,340	1,307
Total revenues	223,228	274,527	129,440
Expenses
Loss and loss adjustment expenses	403	55,054	24,899
Profit commission expense	972	1,652	(386)
Acquisition costs	34,306	46,567	33,412
Other operating expenses	41,287	23,476	15,445
Goodwill impairment	1,645	—	—
Total expenses	78,613	126 749	73,370
Income before provision for income taxes	144,615	147,778	56,070
Provision (benefit) for income taxes
Current	17,293	19,985	20,847
Deferred	26,164	22,618	(10,420)
Total provision for income taxes	43,457	42,603	10,427
Net income	101,158	105,175	45,643
Other comprehensive income, net of taxes
Unrealized holding (losses) gains on fixed maturity securities arising during the year	(1,952)	4,601	32,041
Reclassification adjustment for realized gains included in net income	(632)	(1,360)	(4,477)
Change in net unrealized gains on fixed maturity securities	(2,584)	3,241	27,564
Comprehensive income	$98,574	$108,416	$73,207

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.

Consolidated Statements of Shareholder’s Equity

For the years December 31, 2004, 2003 and 2002

(in thousands of U.S. dollars)

	Common Stock	Additional Paid-in Capital	Unearned Stock Grant Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder’s Equity

Balance, January 1, 2002	$15,000	$342,029	$(984)	$335,246	$14,479	$705,770
Net income	—	—	—	45,643	—	45,643
Dividends	—	—	—	(8,000)	—	(8,000)
Tax benefit for options exercised	—	3,532	—	—	—	3,532
Unrealized gain on fixed maturity securities, net of tax $14,842	—	—	—	—	27,564	27,564
Unearned stock grant compensation, net	—	—	(1,072)	—	—	(1,072)
Balance, December 31, 2002	$15,000	$345,561	$(2,056)	$372,889	$42,043	$773,437
Net income	—	—	—	105,175	—	105,175
Dividends	—	—	—	(10,000)	—	(10,000)
Tax benefit for options exercised	—	5,670	—	—	—	5,670
Unrealized gain on fixed maturity securities, net of tax $1,745	—	—	—	—	3,241	3,241
Unearned stock grant compensation, net	—	—	(793)	—	—	(793)
Balance, December 31, 2003	$15,000	$351,231	$(2,849)	$468,064	$45,284	$876,730
Net income	—	—	—	101,158	—	101,158
Capital contribution	—	1,618	—	—	—	1,618
Tax basis step-up adjustment	—	28,124	—	—	—	28,124
Tax benefit for options exercised	—	5,430	—	—	—	5,430
Unrealized loss on fixed maturity securities, net of tax $ (1,701)	—	—	—	—	(2,584)	(2,584)
Unearned stock grant compensation, net	—	—	(2,996)	—	—	(2,996)
Balance, December 31, 2004	$15,000	$386,403	$(5,845)	$569,222	$42,700	$1,007,480

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	For the Years Ended December 31,
	2004	2003	2002
Operating activities
Net income	$101,158	$105,175	$45,643
Adjustments to reconcile net income to net cash flows provided by operating activities:
Non-cash operating expenses	5,121	2,768	1,907
Net amortization of premiums on fixed maturity securities	6,495	6,682	3,605
Goodwill impairment	1,645	—	—
Provision (benefit) for deferred income taxes	26,164	22,618	(10,420)
Net realized investments gains	(973)	(2,092)	(6,888)
Change in unrealized (gains) losses on derivative financial instruments	(47,927)	(48,541)	36,998
Change in deferred acquisition costs	6,591	(11,042)	(8,212)
Change in accrued investment income	(516)	(1,893)	(548)
Change in premiums receivable	(17,344)	557	(8,584)
Change in prepaid reinsurance premiums	(42,399)	44,672	(16,401)
Change in unearned premium reserves	(19,707)	36,476	28,600
Change in reserve for losses and loss adjustment expenses, net	(24,054)	45,718	(1,513)
Other	57,610	(10,369)	7,565
Net cash flows provided by operating activities	51,864	190,729	71,752
Investing activities
Fixed maturity securities:
Purchases	(202,678)	(408,660)	(667,060)
Sales	138,594	240,401	577,428
Maturities	7,457	3,000	—
(Purchases)/sales of short-term investments, net	(10,979)	(2,694)	19,709
Other	—	—	8,712
Net cash flows used in investing activities	(67,606)	(167,953)	(61,211)
Financing activities
Dividends paid	—	(10,000)	(8,000)
Net cash flows used in financing activities	—	(10,000)	(8,000)
Effect of exchange rate changes	499	2,152	260
(Decrease)/increase in cash and cash equivalents	(15,243)	14,928	2,801
Cash and cash equivalents at beginning of year	18,009	3,081	280
Cash and cash equivalents at end of year	$2,766	$18,009	$3,081
Supplementary cash flow information
Income taxes paid	$18,257	$16,443	$10,796
Non-cash financing activities:
Section 338(h)(10) tax election	$28,124	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

1.                            Organization and Business

Assured Guaranty Corp. (formerly known as ACE Guaranty Corp. and ACE Guaranty Re Inc.) (the “Company”) is a Maryland domiciled company, which commenced operations in January 1988 and provides insurance and reinsurance of investment grade financial guaranty exposures, including municipal and nonmunicipal reinsurance and credit default swap (“CDS”) transactions. As of December 31, 2003, the Company was an indirect wholly-owned subsidiary of ACE Limited (“ACE”), a holding company incorporated with limited liability under Cayman Islands Companies Law. However, on April 28, 2004, subsidiaries of ACE completed an initial public offering (“IPO”) of 49,000,000 of their 75,000,000 common shares of their wholly-owned subsidiary and parent of the Company, Assured Guaranty Ltd. (“Assured Guaranty”). Assured Guaranty’s common shares are traded on the New York Stock Exchange under the symbol “AGO”. This offering raised approximately $840.1 million in net proceeds, all of which went to the selling shareholders. As a result of the IPO, the Company implemented a new underwriting strategy. As part of this strategy, the Company has exited certain lines of business. The Company was renamed Assured Guaranty Corp. upon completion of the IPO.

The Company has financial strength ratings of AAA and Aal as of December 31, 2004 from Standard & Poor’s Rating Service (“S&P”) and Moody’s Investor Services, Inc. (“Moody’s”), respectively, and is licensed in 48 jurisdictions. The Company owns 100% of Assured Value Insurance Company (“AVIC”) (formerly Assured Guaranty Risk Assurance Company and ACE Risk Assurance Company), a Maryland domiciled company and Assured Guaranty (UK) Ltd. (“AGC (UK)”), a company organized under the laws of the United Kingdom.

Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of public bonds and structured securities. A loss event occurs upon existing or anticipated credit deterioration, while a payment under a policy occurs when the insured obligation defaults. This requires the Company to pay the required principal and interest when due in accordance with the underlying contract. The principal types of obligations covered by the Company’s financial guaranty direct and financial guaranty assumed reinsurance businesses are structured finance obligations and public finance obligations. Because both businesses involve similar risks, the Company analyzes and monitors its financial guaranty direct portfolio and its financial guaranty reinsurance portfolio on a combined basis.

2.                            Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, AVIC and AGC (UK), after elimination of inter-company accounts and transactions. Certain items in the prior years’ consolidated financial statements have been reclassified to conform to the current year presentation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Premium Revenue Recognition

Premiums are received either upfront or in installments. Upfront premiums are earned in proportion to the expiration of the amount at risk. Each installment premium is earned ratably over its installment period, generally one year or less. For insured bonds for which the par value outstanding is declining during the insurance period, upfront premium earnings are greater in the earlier periods thus matching revenue recognition with the underlying risk. The premiums are allocated in accordance with the principal amortization schedule of the related bond issue and are earned ratably over the amortization period. When an insured issue is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining unearned premium reserves are earned at that time. Unearned premium reserves represent the portion of premiums written that is applicable to the unexpired amount at risk of insured bonds.

Due to the customary lag (ranging from 30 to 90 days) in reporting premium data by some of the ceding companies, the Company must estimate the ultimate written and earned premiums to be received from a ceding company as of each balance sheet date for the reinsurance business. Actual written premiums reported in the consolidated statements of operations and comprehensive income are based upon reports received by ceding companies supplemented by the Company’s own estimates of premium for which ceding company reports have not yet been received. Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined.

Investments

The Company accounts for its investments in fixed maturity securities in accordance with the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“FAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”). Management determines the appropriate classification of securities at the time of purchase. As of December 31, 2004 and 2003, all investments in fixed maturity securities were designated as available-for-sale and are carried at fair value with a corresponding adjustment to accumulated other comprehensive income. The fair values of all investments are calculated from independent market quotations.

The amortized cost of fixed maturity securities is adjusted for amortization of premiums and accretion of discount computed using the effective interest method. That amortization or accretion is included in net investment income. For mortgage-backed securities, and any other holdings for which there is prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any necessary adjustments required due to the resulting change in effective yields and maturities are recognized in current income.

Realized gains and losses on sales of investments are determined using the specific identification method. Unrealized gains and losses on investments, net of applicable deferred income taxes, are included in accumulated other comprehensive income in shareholder’s equity. The Company has a formal review process for all securities in its investment portfolio, including a review for impairment losses. Factors considered when assessing impairment include:

•                  a decline in the market value of a security by 20% or more below amortized cost for a continuous period of at least six months;

•                  a decline in the market value of a security for a continuous period of 12 months;

•                  recent credit downgrades of the applicable security or the issuer by rating agencies;

•                  the financial condition of the applicable issuer;

•                  whether scheduled interest payments are past due; and

•                  whether the Company has the ability and intent to hold the security for a sufficient period of time to allow for anticipated recoveries in fair value.

If the Company believes a decline in the value of a particular investment is temporary, the decline is recorded as an unrealized loss on the balance sheet in “accumulated other comprehensive income” in shareholder’s equity. If the Company believes the decline is “other than temporary,” the Company will write down the carrying value of the investment and record a realized loss in the statement of operations. The assessment of a decline in value includes management’s current assessment of the factors noted above. If that assessment changes in the future, the Company may ultimately record a loss after having originally concluded that the decline in value was temporary.

Short-term investments are recorded at cost, which approximates fair value. Short-term investments are those with original maturities of greater than three months but less than one year from date of purchase.

Cash and Cash Equivalents

The Company classifies demand deposits as cash. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

Deferred Acquisition Costs

Acquisition costs incurred, that vary with and are directly related to the production of new business, are deferred. These costs include direct and indirect expenses such as commissions, brokerage expenses and costs of underwriting and marketing personnel. The Company’s management uses judgment in determining what types of costs should be deferred, as well as what percentage of these costs should be deferred. The Company periodically conducts a study to determine which operating costs vary with, and are directly related to, the acquisition of new business and qualify for deferral. Acquisition costs other than those associated with the credit derivative products are deferred and amortized in relation to earned premiums. Ceding commissions received on premiums ceded to other reinsurers reduce acquisition costs. Anticipated losses, loss adjustment expenses and the remaining costs of servicing the insured or reinsured business are considered in determining the recoverability of acquisition costs. The Company regularly conducts reviews for potential premium deficiencies. There were no premium deficiencies for any of the reported years as the sum of anticipated losses, loss adjustment expenses and the remaining costs of servicing the insured or reinsured did not exceed the related unearned premium. Acquisition costs associated with credit derivative products are expensed as incurred. When an insured issue is retired early, as discussed in the Premium Revenue Recognition section of the Significant Accounting Policies, the related deferred acquisition cost is expensed at that time.

Reserves for Losses and Loss Adjustment Expenses

Reserves for losses and loss adjustment expenses for non-derivative transactions in the Company’s financial guaranty direct and financial guaranty assumed reinsurance business include case reserves and portfolio reserves. See the Note 4. Derivatives, for more information on the Company’s derivative transactions. Case reserves are established when there is significant credit deterioration on specific insured obligations and the obligations are in default or default is probable, not necessarily upon non-payment of principal or interest by an insured. Case reserves represent the present value of expected future loss payments and loss adjustment expenses (“LAE”), net of estimated recoveries, but before considering ceded reinsurance. This reserving method is different from case reserves established by traditional property and casualty insurance companies, which establish case reserves upon notification of a claim and establish incurred but not reported (“IBNR”) reserves for the difference between actuarially estimated ultimate losses and recorded case reserves.  Financial guaranty insurance and assumed reinsurance case reserves and related salvage and subrogation, if any, are discounted at 6%, which is the approximate taxable equivalent yield on the Company’s investment portfolio in all periods presented.

The Company records portfolio reserves in its financial guaranty direct and financial guaranty assumed reinsurance business. Portfolio reserves are established with respect to the portion of the Company’s business for which case reserves have not been established.

Portfolio reserves are not established based on a specific event, rather they are calculated by aggregating the portfolio reserve calculated for each individual transaction.  Individual transaction reserves are calculated on a quarterly basis by multiplying the par in-force by the product of the ultimate loss and earning factors without regard to discounting.  The ultimate loss factor is defined as the frequency of loss multiplied by the severity of loss, where the frequency is defined as the probability of default for each individual issue.  The earning factor is inception to date earned premium divided by the estimated ultimate written premium for each transaction.  The probability of default is estimated from historical rating agency data and is based on the transaction’s credit rating, industry sector and time until maturity.  The severity is defined as the complement of historical recovery/salvage rates gathered by the rating agencies of defaulting issues and is based on the industry sector.

Portfolio reserves are recorded gross of reinsurance.  To date the Company’s reinsurance programs have been made up of excess of loss contracts.  The Company has not ceded any amounts under these contracts, as our recorded portfolio reserves have not exceeded its contractual retentions.

The Company records an incurred loss that is reflected in the statement of operations upon the establishment of portfolio reserves. When the Company initially records a case reserve, the Company reclassifies the corresponding portfolio reserve already recorded for that credit within the balance sheet.  The difference between the initially recorded case reserve and the reclassified portfolio reserve is recorded as a charge in the Company’s statement of operations.  It would be a remote occurrence when the case reserve is not greater than the reclassified portfolio reserve.  Any subsequent change in portfolio reserves or the initial case reserves are recorded quarterly as a charge or credit in the Company’s statement of operations in the period such estimates change.   Due to the inherent uncertainties of estimating loss and LAE reserves, actual experience may differ from the estimates reflected in the Company’s consolidated financial statements, and the differences may be material.

The Company also records IBNR reserves for its other segment.  IBNR is an estimate of losses for which the insured event has occurred but the claim has not yet been reported to us. In establishing IBNR, the Company uses traditional actuarial methods to estimate the reporting lag of such claims based on historical experience, claim reviews and information reported by ceding companies. The other segment represents lines of business the Company has exited or sold prior to the IPO.

FAS No. 60, “Accounting and Reporting by Insurance Enterprises” (“FAS 60”) is the authoritative guidance for an insurance enterprise. FAS 60 prescribes differing reserving methodologies depending on whether a contract fits within its definition of a short-duration contract or a long-duration contract.  Financial guaranty contracts have elements of long-duration insurance contracts in that they are irrevocable and extend over a period that may exceed 30 years or more, but for regulatory purposes are reported as property and liability insurance, which are normally considered short-duration contracts.  The short-duration and long-duration classifications have different methods of accounting for premium revenue and contract liability recognition.  Additionally, the accounting for deferred acquisition costs (“DAC”) could be different under the two methods.

The Company believes the guidance of FAS 60 does not expressly address the distinctive characteristics of financial guarantee insurance, so the Company also applies the analogous guidance of Emerging Issues Task Force (“EITF”) Issue No. 85-20, “Recognition of Fees for Guaranteeing a Loan” (“EITF 85-20”), which provides guidance relating to the recognition of fees for guaranteeing a loan, which has similarities to financial guaranty insurance contracts. Under the guidance in EITF 85-20, the guarantor should assess the probability of loss on an ongoing basis to determine if a liability should be recognized under FAS No. 5, “Accounting for Contingencies” (“FAS 5”).  FAS 5 requires that a loss be recognized where it is probable that one or more future events will occur confirming that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

The Company is aware that there are certain differences regarding the measurement of portfolio loss liabilities among companies in the financial guaranty industry.  The Company is not aware of specific methodologies applied by other companies in the financial guaranty industry regarding the establishment of such liabilities.  In January and February 2005, the Securities and Exchange Commission (“SEC”) staff has had discussions concerning these differences with a number of industry participants.  Based on these discussions the Company understands the FASB staff is considering whether additional guidance is necessary regarding financial guaranty contracts.  When and if the FASB staff reaches a conclusion on this issue, the Company and the rest of the financial guaranty industry may be required to change some aspects of their loss reserving policies, but the Company cannot currently assess how the FASB’s or SEC staff’s ultimate resolution of this issue will impact the Company’s reserving policy or other balances, i.e., premiums and DAC.  Until the issue is resolved, the Company intends to continue to apply its existing policy with respect to the establishment of both case and portfolio reserves.

Profit Commissions

Under the terms of certain of the Company’s reinsurance contracts, the Company is obligated to pay the ceding company at predetermined future dates a contingent commission based upon a specified percentage of the net underwriting profits. The Company’s liability for the present value of expected future payments is shown on the balance sheet under the caption, “Profit commissions payable”. There was no unamortized discount on this liability as of December 31, 2004 and 2003.

Reinsurance

In the ordinary course of business, the Company assumes and retrocedes business with other insurance and reinsurance companies. These agreements provide greater diversification of business and may minimize the net potential loss from large risks. Reinsurance contracts do not relieve the Company of its obligation to the reinsured. Reinsurance recoverable on ceded losses includes balances due from reinsurance companies for paid and unpaid losses and LAE that will be recovered from reinsurers, based on contracts in force, and is presented net of any provision for estimated uncollectible reinsurance. Any change in the provision for uncollectible reinsurance is included in loss and loss adjustment expenses. Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers relating to the unexpired terms of the reinsurance contracts in force.

Certain of the Company’s assumed and ceded reinsurance contracts are funds held arrangements. In a funds held arrangement, the ceding company retains the premiums instead of paying them to the reinsurer and losses are offset against these funds in an experience account. Because the reinsurer is not in receipt of the funds, the reinsurer earns interest on the experience account balance at a predetermined credited rate of interest. The Company generally earns interest at fixed rates of between 4% and 6% on its assumed funds held arrangements and generally pays interest at fixed rates of between 4% and 6% on its ceded funds held arrangements. The interest earned or credited on funds held arrangements is included in net investment income. In addition, interest on funds held arrangements will continue to be earned or credited until the experience account is fully depleted, which can extend many years beyond the expiration of the coverage period.

Goodwill

Goodwill of $94.6 million arose from ACE’s acquisition of Capital Re Corporation as of December 31, 1999 and was being amortized over a period of twenty-five years. On January 1, 2002, the Company ceased amortizing goodwill as part of its adoption of FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). Beginning January 1, 2002, goodwill is no longer amortized, but rather is evaluated for impairment at least annually in accordance with FAS 142.

The following table details goodwill by segment as of December 31, 2004 and 2003:

	As of December 31,
(in thousands of U.S. dollars)	2004	2003

Financial guaranty direct	$14,748	$14,748
Financial guaranty reinsurance	70,669	70,669
Other	—	1,645
Total	$85,417	$87,062

In the year ended December 31, 2004 the Company recognized a goodwill impairment of $1.6 million for the trade credit business which the Company exited as part of the IPO strategy. No such impairment was recognized in the years ended December 31, 2003 and 2002.

Income Taxes

In accordance with FAS No. 109, “Accounting for Income Taxes”, deferred income taxes are provided for with respect to the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities, using enacted rates in effect for the year in which the differences are expected to reverse. Such temporary differences relate principally to deferred acquisition costs, reserves for losses and LAE, unearned premium reserves, unrealized gains and losses on investments, unrealized gains and losses on derivative financial instruments and statutory contingency reserve.

Stock Based Compensation

Upon completion of the IPO, any unvested options to purchase ACE ordinary shares granted to the Company’s officers or employees under the ACE employee long-term incentive plan immediately vested and any unvested restricted ACE ordinary shares were forfeited. These officers and employees generally had 90 days from the date of the IPO to exercise any vested options to acquire ACE ordinary shares. The acceleration of vesting of options to purchase ordinary shares resulted in a pre-tax charge to the Company of approximately $1.4 million. Based upon a price of $42.79 per ACE ordinary share, the Company incurred a pre-tax charge of $3.1 million and contributed cash in the same amount to fund a trust, with a trustee, for the value of the restricted ACE ordinary shares forfeited by all of the Company’s officers and employees. These pre-tax charges took place during the second quarter of 2004 and are included in other operating expenses on the consolidated statements of operation and comprehensive income. The trust purchased common shares of Assured Guaranty Ltd. and allocated to each such individual common shares having the approximate value of the ACE ordinary shares forfeited by such individual. Based on Assured Guaranty’s initial public offering price of $18.00 per common share, the trust purchased approximately 173,000 Assured Guaranty Ltd. common shares on behalf of the Company. The common shares will be deliverable to each individual on the 18-month anniversary of the IPO so long as during that 18-month period the individual was not employed, directly or indirectly, by any designated financial guaranty company. (The forfeiture restriction has been waived for one former employee of the Company.) Any forfeited common shares will be delivered to Assured Guaranty Ltd. The trustees do not have any beneficial interest in the trust. Since completion of the IPO, the Company’s officers and employees are no longer eligible to participate in the ACE long-term incentive plans. In connection with these events, the Company received $2.5 million from ACE, for the book value of unrestricted compensation, which is recorded in unearned stock grant compensation, which is included in shareholder’s equity.

The Company accounts for stock-based compensation plans in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. No compensation expense for options is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. Pro forma information regarding net income and earnings per share is required by FAS No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”). In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“FAS 148”). FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosure in both annual and interim financial statements regarding the method of accounting for stock-based compensation and the effect of the method used on reported results.

For restricted stock awards, the Company records the market value of the shares awarded at the time of the grant as unearned stock grant compensation and includes it as a separate component of shareholder’s equity. The unearned stock grant compensation is amortized into income ratably over the vesting period.

The following table outlines the Company’s net income for the year ended December 31, 2004, had the compensation expense been determined in accordance with the fair value method recommended in FAS 123.

(in thousands of U.S. dollars)	2004

Net income as reported	$101,158
Add: Stock-based compensation expense due to accelerated vesting of ACE awards included in reported net income, net of income tax	3,077
Add: Stock-based compensation expense included in reported net income, net of income tax	908
Deduct: Compensation expense, net of income tax	(4,707)
Pro forma net income	$100,436

Since the Company was an indirect wholly-owned subsidiary of ACE during 2003 and 2002, management has determined that disclosing amounts related to these periods would not be meaningful, as the compensation expense determined under FAS 123 would be based on ACE’s ordinary share price. The amount of stock-based compensation expense included in reported net income, net of income tax, was $0.8 million and $0.5 million for the years ended December 31, 2003 and 2002, respectively.

The fair value of options issued is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2004: dividend yield of 0.7%, expected volatility of 17.03%, risk free interest rate of 4.4% and an expected life of five years.

3.                            Recent Accounting Pronouncements

In December 2004, the FASB issued FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”). FAS 123R replaces FAS No.123, “Accounting for Stock-Based Compensation” and supersedes APB 25. As permitted by FAS 123, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation expense for employee stock options. Accordingly, the adoption of FAS 123R’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on its overall financial position. The impact of adoption of FAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted FAS 123R in prior periods, the impact of that standard would have approximated the impact of FAS 123 as described in the disclosure of pro forma net income in Note 2 to the Company’s consolidated financial statements. FAS 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $5.4 million, $5.7 million and $3.5 million in 2004, 2003 and 2002, respectively.

In March 2004, the EITF reached a final consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairments and its Application to Certain Investments” (“EITF 03-1”), which provides guidance on recognizing other-than-temporary impairments on several types of investments including debt securities classified as held-to-maturity and available-for-sale under FAS 115. In September 2004, FASB Staff Position (“FSP”) EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” was issued, delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The disclosure requirements of the consensus remain in effect. The Company will continue to monitor this project and, once the final FSP is issued, will evaluate its potential effects on its results of operations.

4.                            Derivatives

The Company adopted FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) as of January 1, 2001. FAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow or foreign currency hedge. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company had no derivatives that were designated as hedges during 2004, 2003 and 2002.

Certain products (principally credit protection oriented) issued by the Company have been deemed to meet the definition of a derivative under FAS 133. These products consist primarily of credit derivatives. In addition, the Company issued a few index-based derivative financial instruments. The Company uses derivative instruments primarily to offer credit protection to others. Effective January 1, 2001, the Company records these transactions at fair value. Where available, the Company uses quoted market prices to fair value these insured credit derivatives. If quoted prices are not available, particularly for senior layer collateralized debt obligations (“CDO”) and equity layer credit protection, the fair value is estimated using valuation models for each type of credit protection. These models may be developed by third parties, such as rating agency models, or may be developed internally, depending on the circumstances. These models and the related assumptions are continually reevaluated by management and enhanced, as appropriate, based upon improvements in modeling techniques and availability of more timely market information. The fair value of derivative financial instruments reflects the estimated cost to the Company to purchase protection on its outstanding exposures and is not an estimate of expected losses incurred. Due to the inherent uncertainties of the assumptions used in the valuation models to determine the fair value of these derivative products, actual experience may differ from the estimates reflected in the Company’s consolidated financial statements, and the differences may be material.

The Company records premiums received from the issuance of derivative instruments in gross written premiums and establishes unearned premium reserves and loss reserves. These loss reserves represent the Company’s best estimate of the probable losses expected under these contracts and are calculated in the same manner as the Company's financial guaranty business. See Note 2, Significant Accounting Policies, Reserves for Losses and Loss Adjustment Expenses, for more information. Unrealized gains and losses on derivative financial instruments are computed as the difference between fair value and the total of the unearned premium reserves, losses and LAE reserve, premiums receivable, prepaid reinsurance premiums and reinsurance recoverable on ceded losses. Changes in unrealized gains and losses on derivative financial instruments are reflected in the consolidated statements of operations and comprehensive income. Cumulative unrealized gains and losses are reflected as assets and liabilities, respectively, in the Company’s balance sheets. Unrealized gains and losses resulting from changes in the fair value of derivatives occur because of changes in interest rates, credit spreads, recovery rates, the credit ratings of the referenced entities and other market factors. In the event that the Company terminates a derivative contract prior to maturity as a result of a decision to exit a line of business or for risk management purposes, the unrealized gain or loss will be realized through premiums earned and losses incurred.

The Company recorded a pretax net unrealized gain on derivative financial instruments of $47.9 million for the year ended December 31, 2004, a pretax net unrealized loss on derivative financial instruments of $48.5 million for the year ended December 31, 2003 and a pretax net unrealized gain on derivative financial instruments of $37.0 million for the year ended December 31, 2002.

The following table summarizes activities related to derivative financial instruments (in thousands of U.S. dollars):

Balance sheets as of December 31,	2004	2003	2002

Assets:
Premiums receivable	$22,525	$—	$—
Reinsurance recoverable on ceded losses	3,276	—	—
Prepaid reinsurance premiums	1,044	271	387
Unrealized gains on derivative financial instruments	29,445	—	—

Liabilities:
Unearned premium reserves	7,283	7,078	6,559
Reserves for losses and LAE	18,081	15,500	2,452
Unrealized losses on derivative financial instruments	—	18,482	67,023
Net asset (liability) - fair value of derivative financial instruments	$30,926	$(40,789)	$(75,647)

Statements of operations for the years ended December 31,	2004	2003	2002
Net written premiums	$36,791	$39,573	$13,714
Net earned premiums	37,905	38,936	10,820
Loss and loss adjustment expenses	(597)	(11,714)	(131,162)
Unrealized gains (losses) on derivative financial instruments	47,927	48,541	(36,998)
Total impact of derivative financial instruments	$85,235	$75,763	$(157,340)

5.                            Statutory Accounting Practices

These financial statements are prepared on a GAAP basis, which differs in certain respects from accounting practices prescribed or permitted by the insurance regulatory authorities, including the Maryland Insurance Department.

The Company’s U.S. domiciled insurance companies prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the National Association of Insurance Commissioners (“NAIC”) and their respective Insurance Departments. Prescribed statutory accounting practices are set forth in the NAIC Accounting Practices and Procedures Manual. The combined capital and statutory surplus of the Company’s U.S. domiciled insurance companies was $236.7 million (unaudited) and $255.6 million as of December 31, 2004 and 2003, respectively. The statutory combined net income of the Company’s U.S. domiciled insurance companies was $103.3 million (unaudited), $66.7 million and $46.3 million, respectively.

There are no permitted accounting practices on a statutory basis.

6.                            Insurance in Force

At December 31, 2004 and 2003, net financial guaranty par in force, including insured CDS, was approximately $74.0 billion and $78.4 billion, respectively. The portfolio was broadly diversified by payment source, geographic location and maturity schedule, with no single risk representing more than 1.6% of the total net par in force. The composition of net par outstanding by bond type was as follows:

	As of December 31,
	2004	2003
	(in billions of U.S. dollars)

Public Finance:
General obligation	$9.7	$10.7
Municipal utilities	8.5	9.9
Tax-backed	8.4	8.7
Transportation	5.8	6.3
Healthcare	3.9	5.6
Investor-owned utilities	1.8	1.7
Housing	1.1	1.0
Structured municipal	1.0	2.5
Higher education	0.8	0.9
Other public finance	0.9	0.4
Total public finance	41.9	47.7

Structured Finance:
Collateralized debt obligations	14.4	13.7
Mortgage-backed and home equity	8.8	4.5
Commercial receivables	4.2	4.6
Consumer receivables	3.1	3.8
Single name corporate CDS	—	2.3
Other structured finance	1.6	1.8
Total structured finance	32.1	30.7
Total exposures	$74.0	$78.4

Maturities for public finance obligations range from 1 to 30 years, with the typical life in the 12 to 15 year range. Structured finance transactions have legal maturities that range from 1 to 30 years with a typical life of 5 to 7 years. CDS transactions are included in all structured finance categories and tax backed and investor-owned utilities categories in public finance.

The portfolio contained exposures in each of the 50 states and abroad. The distribution of net financial guaranty par outstanding by geographic location is set forth in the following table:

	As of December 31, 2004		As of December 31, 2003
	Net Par Outstanding	%	Net Par Outstanding	%
	(in billions of U.S. dollars)

Domestic:
California	$5.7	7.6%	$6.4	8.2%
New York	4.3	5.8%	4.8	6.1%
Texas	2.5	3.3%	3.1	4.0%
Illinois	2.4	3.2%	2.6	3.3%
Florida	2.2	3.0%	2.6	3.3%
New Jersey	1.9	2.6%	2.1	2.6%
Pennsylvania	1.7	2.3%	2.0	2.6%
Massachusetts	1.6	2.1%	1.8	2.3%
Puerto Rico	1.4	1.9%	1.7	2.2%
Washington	1.2	1.6%	1.4	1.8%
Other states	11.4	15.4%	17.1	21.9%
Mortgage and structured (multiple states)	30.2	41.0%	25.3	32.2%
Total domestic exposures	66.5	89.8%	70.9	90.5%

International:
United Kingdom	4.0	5.4%	3.0	3.9%
Germany	0.8	1.0%	0.9	1.2%
Australia	0.4	0.6%	0.4	0.5%
Brazil	0.3	0.4%	0.3	0.4%
Italy	0.2	0.3%	0.4	0.5%
Other	1.8	2.5%	2.5	3.0%
Total international exposures	7.5	10.2%	7.5	9.5%
Total exposures	$74.0	100.0%	$78.4	100.0%

The following table sets forth the net financial guaranty par outstanding by underwriting rating:

	As of December 31, 2004		As of December 31, 2004
Ratings(1)	Net Par Outstanding	% Total Net Par Outstanding	Net Par Outstanding	% Total Net Par Outstanding
	(in billions of U.S. dollars)

AAA	$22.7	30.7%	$22.2	28.4%
AA	16.0	21.6%	16.1	20.6%
A	23.7	32.1%	27.1	34.6%
BBB	10.1	13.7%	11.5	14.6%
Below investment grade	1.5	1.9%	1.5	1.8%
Total exposures	$74.0	100.0%	$78.4	100.0%

(1)               These ratings represent the Company’s internal assessment of the underlying credit quality of the insured obligations. The Company’s scale is comparable to the nationally recognized rating agencies.

As part of its financial guaranty business, the Company insures CDS transactions written by its affiliate AG Financial Products, whereby one party pays a periodic fee in fixed basis points on a notional amount in return for a contingent payment by the other party in the event one or more defined credit events occurs with respect to one or more third party reference securities or loans. A credit event may be a nonpayment event such as a failure to pay, bankruptcy, or restructuring, as negotiated by the parties to the CDS transaction. The total notional amount of insured investment grade CDS exposure outstanding as of December 31, 2004 and 2003 and included in the Company’s financial guaranty exposure was $ 16.2 billion and $19.5 billion, respectively.

7.                            Premiums Earned from Refunded and Called Bonds

Premiums earned include $16.6 million, $18.6 million and $12.6 million for 2004, 2003 and 2002, respectively, related to refunded and called bonds.

8.                            Investments

The following summarizes the Company’s aggregate investment portfolio as of December 31, 2004:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands of U.S. dollars)
Fixed maturity securities
U.S. government and agencies	$43,147	$1,172	$(145)	$44,174
Obligations of states and political subdivisions	765,500	57,650	(623)	822,527
Corporate securities	70,949	3,314	(330)	73,933
Mortgage-backed securities	197,518	3,255	(742)	200,031
Asset-backed securities	12,696	419	(24)	13,091
Foreign government securities	18,339	288	(28)	18,599
Total fixed maturity securities	1,108,149	66,098	(1,892)	1,172,355

Short-term investments	66,057	—	—	66,057
Total investments	$1,174,206	$66,098	$(1,892)	$1,238,412

The following summarizes the Company's aggregate investment portfolio as of December 31, 2003:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands of U.S. dollars)
Fixed maturity securities
U.S. government and agencies	$47,975	$1,986	$—	$49,961
Obligations of states and political subdivisions	701,988	59,204	(693)	760,499
Corporate securities	87,417	5,107	(501)	92,023
Mortgage-backed securities	192,258	4,191	(649)	195,800
Asset-backed securities	16,163	558	(26)	16,695
Foreign government securities	11,243	508	(6)	11,745
Total fixed maturity securities	1,057,044	71,554	(1,875)	1,126,723

Short-term investments	55,078	—	—	55,078
Total investments	$1,112,122	$71,554	$(1,875)	$1,181,801

Approximately 16% and 17% of the Company’s total investment portfolio as of December 31, 2004 and 2003, respectively, was composed of mortgage-backed securities (“MBS”), including collateralized mortgage obligations and commercial mortgage–backed securities. Of the securities in the MBS portfolio, approximately 85% were backed by agencies or entities sponsored by the U.S. government. As of December 31, 2004 and 2003, the weighted average credit quality of the Company’s entire investment portfolio was AA+.

The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(in thousands of U.S. dollars)
Due within one year	$5,773	$5,772
Due after one year through five years	116,979	119,172
Due after five years through ten years	192,119	205,581
Due after ten years	595,760	641,799
Mortgage-backed securities	197,518	200,031
Total	$1,108,149	$1,172,355

Proceeds from the sale of available-for-sale fixed maturity securities were $138.6 million, $240.4 million and $577.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Net realized investment gains consisted of the following:

	For the Years Ended December 31,
	2004	2003	2002
	(in thousands of U.S. dollars)
Gains	$1,300	$2,791	$7,915
Losses	(327)	(699)	(1,027)
Net realized investment gains	$973	$2,092	$6,888

The change in net unrealized gains of available-for-sale fixed maturity securities consists of:

	For the Years Ended December 31,
	2004	2003	2002
	(in thousands of U.S. dollars)
Fixed maturity securities	$(4,861)	$4,998	$42,406
Foreign exchange translation	576	(12)	—
Deferred income tax (benefit) provision	(1,701)	1,745	14,842
Change in net unrealized gains on fixed maturity securities	$(2,584)	$3,241	$27,564

None of the realized losses in 2004, 2003 or 2002 were from other than temporary declines in a securities fair value.

The following table summarizes, for all securities in an unrealized loss position as of December 31, 2004, the aggregate fair value and gross unrealized loss by length of time the amounts have continuously been in an unrealized loss position.

	As of December 31, 2004
	Less than 12 months		12 Months or more		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(in thousands of U.S. dollars)
U.S. government and agencies	$17,379	$145	$—	$—	$17,379	$145
Obligations of states and political subdivisions	49,052	287	17,243	336	66,295	623
Corporate securities	17,078	199	3,934	131	21,012	330
Mortgage-backed securities	61,480	332	26,410	410	87,890	742
Asset-backed securities	4,892	24	—	—	4,892	24
Foreign government securities	2,651	28	—	—	2,651	28
Total	$152,532	$1,015	$47,587	$877	$200,119	$1,892

Included above are 62 fixed maturity securities. The Company has considered factors such as sector credit ratings and industry analyst reports in evaluating the above securities for impairment and has concluded that these securities are not other than temporarily impaired as of December 31, 2004.

Net investment income is derived from the following sources:

	For the Years Ended December 31,
	2004	2003	2002
	(in thousands of U.S. dollars)
Income from fixed maturity securities	$52,422	$47,422	$46,648
Income from short-term investments	775	906	865
Total gross investment income	53,197	48,328	47,513
Less: investment expenses	(1,129)	(1,172)	(783)
Net investment income	$52,068	$47,156	$46,730

Under agreements with its cedants and in accordance with statutory requirements, the Company maintained fixed maturity securities in trust accounts of $63.8 million and $63.9 million as of December 31, 2004 and 2003, respectively, for the benefit of reinsured companies and for the protection of policyholders, generally in states in which the Company or its subsidiaries, as applicable, are not licensed or accredited.

As part of its insured CDS business, the Company is party to certain contractual agreements that require collateral to be posted for the benefit of either party depending on ratings of the parties to the agreement and mark-to-market movements relative to applicable specified thresholds of the insured swap transactions. As of December 31, 2004, the Company was not required to post collateral for the benefit of CDS customers.

The Company is not exposed to significant concentrations of credit risk within its investment portfolio.

No material investments of the Company were non-income producing for the years ended December 31, 2004, 2003 and 2002.

9.                            Reserves for Losses and Loss Adjustment Expenses

The following table provides a reconciliation of the beginning and ending balances of the reserves for losses and LAE, including case, IBNR and portfolio reserves:

The following table provides a reconciliation of the beginning and ending balances of the reserves for losses and LAE:

	For the Years Ended December 31,
	2004	2003	2002
	(in thousands of U.S. dollars)
Balance as of January 1	$106,252	$72,650	$66,938
Less reinsurance recoverable	—	(11,420)	(588)
Net balance as of January 1	106,252	61,230	66,350
Transfers to case reserves from portfolio reserves	558	697	416
Incurred losses and loss adjustment expenses pertaining to case and IBNR reserves:
Current year	44,205	17,170	40,741
Prior years	(60,143)	33,337	(10,993)
	(15,938)	50,507	29,748

Transfers to case reserves from portfolio reserves	(558)	(697)	(416)
Incurred losses and loss adjustment expenses pertaining to portfolio reserves:	16,341	4,547	(4,849)
Total incurred losses and loss adjustment expenses	403	55,054	24,899
Loss and loss adjustment expenses paid and recovered pertaining to
Current year	(13,249)	(3,284)	(27,799)
Prior years	(12,040)	(10,079)	(3,054)
	(25,289)	(13,363)	(30,853)
Unrealized foreign exchange loss on reserves revaluation	658	3,331	834
Net balance as of December 31	82,024	106,252	61,230
Plus reinsurance recoverable	36,379	—	11,420
Balance as of December 31	$118,403	$106,252	$72,650

The difference between the portfolio reserve transferred to case reserves and the ultimate case reserve recorded is included in current year incurred amounts.

The financial guaranty case basis reserves have been discounted using a rate of 6% in 2004, 2003 and 2002, resulting in a discount of $18.4 million, $19.8 million and $14.9 million, respectively.

The prior year favorable development in 2004 of $60.1 million is primarily related to reduction of loss reserves associated with the exiting of certain lines of business in connection with the IPO.

The prior year adverse development in 2003 of $33.3 million is due primarily to an increase in case activity on the structured finance line of business due to credit deterioration in collateralized debt obligations assumed through reinsurance treaties.

In 2002, the favorable prior year development of $11.0 million relates primarily to higher than previously estimated salvage on a non-municipal transaction and favorable development in the trade credit reinsurance line of business.

10.                     Income Taxes

In connection with the IPO, the Company and ACE Financial Services Inc. (“AFS”) entered into a tax allocation agreement, whereby the Company and AFS will make a “Section 338 (h)(10)” election that will have the effect of increasing the tax basis of certain affected subsidiaries tangible and intangible assets to fair value. Future tax benefits that the Company derives from the election will be payable to AFS when realized by the Company.

As a result of the election, the Company has adjusted its net deferred tax liability, to reflect the new tax basis of the Company’s affected assets. The additional basis is expected to result in increased future income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company. Any tax benefit realized by the Company will be paid to AFS.   Such tax benefits will generally be calculated by comparing the Company’s affected subsidiaries’ actual taxes to the taxes that would have been owed by those subsidiaries had the increase in basis not occurred. After a 15-year period, to the extent there remains an unrealized tax benefit, the Company and AFS will negotiate a settlement of the unrealized benefit based on the expected realization at that time.

The Company has recorded a $44.1 million reduction of its existing deferred tax liability, based on the final resolution of the Section 338(h)(10) election. Under the tax allocation agreement, the Company will pay $16.0 million to AFS and accordingly has established this amount as a liability, which is included in other liabilities on the balance sheet.   The difference, which is attributable to the change in the tax basis of certain liabilities for which there is no associated step-up in the tax basis of its assets and no amounts due to AFS, resulted in an increase to additional paid-in capital of $28.1 million.

Prior to the IPO in April 2004, the Company and AVIC have historically filed U.S. income tax returns in the consolidated U.S. filing of its former shareholder. For periods after April 2004, AGC and AVIC will file a consolidated federal income tax return with its shareholder, Assured Guaranty US Holdings Inc. (“AGUS”) and its other subsidiaries, AG Financial Products Inc. and AFP Transferor Inc.   Each company pays its proportionate share of the consolidated federal tax burden, the proportion determined by reference to the amount a company would have been liable to pay, had such company filed on a separate return basis with current credit for net losses to the extent such losses are utilizable on a separate company basis.

The following table provides the Company's income tax provision and effective tax rates:

	For the Years Ended December 31,
	2004	2003	2002
	(in thousands of U.S. dollars)
Current tax expense	$17,293	$19,985	$20,847
Deferred tax expense (benefit)	26,164	22,618	(10,420)
Provision for income taxes	$43,457	$42,603	$10,427
Effective tax rate	30.1%	28.8%	18.6%

Reconciliation from the tax provision calculated at the federal statutory rate of 35% in 2004, 2003 and 2002 to the total tax is as follows:

	For the Years Ended December 31,
	2004	2003	2002
	(in thousands of U.S. dollars)
Tax provision at statutory rate	$50,615	$51,722	$19,625
Tax-exempt interest	(10,516)	(8,990)	(8,297)
Provision to filed adjustment	2,630	—	—
Other	728	(129)	(901)
Total provision for income taxes	$43,457	$42,603	$10,427

The deferred income tax liability reflects the tax effect of the following temporary differences:

	As of December 31,
	2004	2003
	(in thousands of U.S. dollars)
Deferred tax assets:
Reserves for losses and loss adjustment expenses	$21,908	$16,835
Tax and loss bonds	18,133	16,071
Unrealized losses on derivative financial instruments	—	6,469
Tax basis step-up	15,501	—
Other	3,442	689
Total deferred income tax assets	58,984	40,064

Deferred tax liabilities:
Unrealized gains on derivative financial instruments	10,306	—
Deferred acquisition costs	49,117	51,424
Unearned premium reserve	15,945	14,063
Contingency reserves	19,399	28,124
Unrealized appreciation on investments	22,472	24,387
Total deferred income tax liabilities	117,239	117,998
Net deferred income tax liability	$58,255	$77,934

At December 31, 2004, the Company had an insignificant balance of current income taxes receivable, which is included in Other assets in the 2004 balance sheet. The Company’s current income tax payable was $6.4 million as of December 31, 2003. Income taxes paid in 2004, 2003 and 2002, were $18.3 million, $16.4 million and $10.8 million, respectively.

11.                     Reinsurance

To limit its exposure on assumed risks, the Company enters into certain proportional and non-proportional retrocessional agreements with other insurance companies, primarily ACE subsidiaries, that cede a portion of the risk underwritten to other insurance companies. In the event that any or all of the reinsurers are unable to meet their obligations, the Company would be liable for such defaulted amounts. Direct, assumed, and ceded reinsurance amounts were as follows:

	For the Years Ended December 31,
	2004	2003	2002
	(in thousands of U.S. dollars)

Premiums Written
Direct	$45,270	$40,992	$16,419
Assumed	123,408	178,931	138,660
Ceded	(108,773)	36,623	(31,367)
Net	$59,905	$256,546	$123,712

Premiums Earned
Direct	$40,287	$38,921	$11,922
Assumed	148,099	144,526	114,557
Ceded	(66,375)	(8,049)	(14,966)
Net	$122,011	$175,398	$111,513

Loss and loss adjustment expenses
Direct	$3,798	$14,464	$18,398
Assumed	32,835	43,090	16,576
Ceded	(36,230)	(2,500)	(10,075)
Net	$403	$55,054	$24,899

The following table presents the affiliated and third party reinsurance recoverable on ceded losses and provides Standard & Poors (“S&P”) ratings for individual reinsurers:

	As of December 31,		S&P Rating
	2004	2003
	(in thousands of U.S. dollars)

ACE American	$32,018	$—	A+
Assured Guaranty Re International Ltd	4,212	—	AA
Other non affiliated	149	—	N/R
Reinsurance recoverable on ceded losses and LAE	$36,379	$—

N/R = This reinsurer is not rated by S&P.

12.                     Insurance Regulations

The Company is a Maryland domiciled insurance company. Under Maryland’s 1993 revised insurance law, the amount of surplus available for distribution as dividends is subject to certain statutory provisions, which generally prohibit the payment of dividends in any twelve-month period in an aggregate amount exceeding the lesser of 10% of surplus or net investment income (at the preceding December 31) without prior approval of the Maryland Commissioner of Insurance. The amount available for distribution from the Company during 2005 with notice to, but without prior approval of, the Maryland Commissioner of Insurance under the Maryland insurance law is approximately $23.7 million (unaudited). During the years ended December 31, 2003 and 2002, the Company paid $10.0 million and $8.0 million, respectively, in dividends to ACE Financial. There were no such dividends paid in 2004. Under Maryland insurance regulations, the Company is required at all times to maintain a minimum surplus of $750,000.

Going forward the Company has committed to S&P and Moody’s that it will not pay more than $10.0 million per year in dividends.

13.                     Related Party Transactions

Expense Sharing Agreements

During the time the Company was a subsidiary of ACE, it was party to a number of service agreements with subsidiaries of ACE under which either the Company provided services to subsidiaries of ACE, or they provided services to the Company.   Since the IPO, many of these service agreements have been terminated, though some still remain in place.  A summary of the service agreements is summarized below:

ACE has historically provided certain general and administrative services to the Company, including information technology (“IT”) related services, tax consulting and preparation services, internal audit services and a liquidity facility line of credit. Expenses included in the Company's financial statements related to these services were $0.5 million, $0.3 million and $0.3 million for the years ended December 31, 2004, 2003 and 2002. As of December 31, 2004 the only services performed under this agreement are IT related services and tax consulting and preparation services.

The Company provided a variety of administrative services to ACE American Insurance Company, ACE Asset Management Inc. and ACE Financial Services, including human resources, legal, data processing, accounting, tax and financial planning. The aggregate fees recorded under these services agreements for the years ended December 31, 2004, 2003 and 2002 were $0.1 million, $3.4 million and $1.8 million, respectively. As of the IPO, these agreements have been terminated.

In addition to these administrative services agreements, the Company had entered into an employee leasing agreement with an affiliate. Under this agreement, effective in 2001, the Company provided staffing services and is reimbursed for compensation costs. For the years ended December 31, 2003 and 2002, the Company was reimbursed approximately $9.6 million and $6.8 million, respectively, under this employee leasing agreement. As of December 31, 2003, this agreement has been terminated.

The Company was party to an intercompany service agreement, effective in 2001, with ACE Asset Management whereby ACE Asset Management provided investment services such as determining asset allocation and reviewing performance of external investment managers. For the years ended December 31, 2003 and 2002, the Company incurred expenses of approximately $0.2 million, respectively, while in 2004 the Company recorded an immaterial expense under this intercompany service agreement.  As of the IPO date, this agreement has been terminated.

Reinsurance Agreements

In September 2001, the Company entered into an excess of loss reinsurance agreement with ACE Bermuda which was effective January 1, 2001. Under the terms of the agreement, the Company paid $52.5 million in premium in two installments of $27.5 million and $25.0 million in September 2001 and March 2002, respectively, for a 10-year cover with a $150.0 million limit. In June 2003, this agreement was commuted and the unearned premium of $39.8 million, loss reserves of $12.5 million and profit commission of $1.5 million were returned to the Company. This agreement was not replaced with a third party reinsurance contract. The Company ceded losses of $2.5 million and $10.0 million in 2003 and 2002, respectively, under this cover.

The Company cedes business to affiliated entities under certain reinsurance agreements. Amounts deducted from the premiums, losses and commissions in 2004, 2003 and 2002 for reinsurance ceded to affiliates are reflected in the table below.

(in thousands of U.S. dollars)	2004	2003	2002

Ceded Activity
Written premiums	$107,085	$(38,409)	$28,327
Earned premiums	63,763	4,715	9,111
Losses and LAE incurred	36,230	2,839	11,339
Commissions incurred	10,826	57	71
Unearned premium reserves	45,435	2,113	45,238
Unpaid losses and LAE	24,160	—	11,419

    The Company also writes business with affiliated entities under insurance and reinsurance agreements. The approximate amounts included in premiums, losses and commissions in 2004, 2003 and 2002 for business assumed from affiliates are reflected in the table below.

(in thousands of U.S. dollars)	2004	2003	2002

Gross Activity
Written premiums	$41,623	$51,637	$44,096
Earned premiums	52,819	53,512	37,852
Losses and LAE incurred	(291)	701	22,449
Commissions incurred	2,495	1,340	626
Unearned premium reserves	(1,277)	9,920	11,796
Unpaid losses and LAE	(1,578)	—	10,849

Non-Cash Capital Contribution

During 2004, ACE contributed capital of $1.6 million to the Company. This was a non-cash contribution. The capital contribution relates to the accelerated vesting of options to purchase ordinary shares. See Note 2 for more details.

14.                     Commitments and Contingencies

The Company is party to various lease agreements. As of December 31, 2004, future minimum rental payments under the terms of these operating leases for office space are $2.1 million for years 2005 through 2007, $2.0 million for the year 2008, $0.5 million for the year 2009 and none thereafter. These payments are subject to escalations in building operating costs and real estate taxes. Rent expense for the years ended December 31, 2004, 2003 and 2002 was approximately $2.1 million, $3.2 million and $2.5 million, respectively.

Various other lawsuits have arisen in the ordinary course of the Company’s business. It is the opinion of the Company’s management, based upon the information available, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or liquidity, although an adverse resolution of a number of these items could have a material adverse effect on the Company’s results of operations or liquidity in a particular quarter or fiscal year.

The Company is party to reinsurance agreements with all of the major monoline primary financial guaranty insurance companies. The Company’s facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with state mandated insurance laws and to maintain a specified financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in (ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all statutory unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement or it may be obligated to increase the level of ceding commission paid.

In the ordinary course of their respective businesses, certain of the Company’s subsidiaries assert claims in legal proceedings against third parties to recover losses paid in prior periods. The amounts, if any, the Company will recover in these proceedings are uncertain, although recoveries in any one or more of these proceedings during any quarter or fiscal year could be material to the Company’s results of operations in that particular quarter or fiscal year.

15.                     Concentrations

The Company’s client base includes all of the major monoline primary financial guaranty insurance companies, many banks and several European insurance and reinsurance companies. No client represented more than 10% of the Company’s total gross premiums written for the years ended December 31, 2004, 2003 and 2002, except as indicated below. Of the Company’s total gross premiums written for the year ended December 31, 2004, 27.7%, 15.7% and 13.0% came from Financial Security Assurance (“FSA”), Municipal Bond Investors Assurance Company (“MBIA”) and Ambac Assurance Corporation, respectively, three of four monoline primary financial guaranty companies. In addition, 20.6% of the Company’s total gross premiums written during 2004 came from AG Financial Products, Inc., an affiliate of the Company. Of the Company’s total gross premiums written for the year ended December 31, 2003, 27.7% and 16.0% came from MBIA and FSA, respectively. Of the Company’s total gross premiums written for the year ended December 31, 2002, 25.5% and 17.7% came from FSA and MBIA, respectively.

16.                     Credit Facilities

On April 29, 2004, the Company entered into a $250.0 million unsecured credit facility to replace its general corporate purpose credit facilities (“$250.0 million credit facility”), with a syndicate of banks, for which ABN AMRO Incorporated and Bank of America (an affiliate of Banc of America Securities LLC) acted as co-arrangers to which each of Assured Guaranty Ltd., the Company and Assured Guaranty (UK) Ltd. is a party as borrower. The $250.0 million credit facility is a 364-day facility and any amounts outstanding under the facility at its expiration will be due and payable one year following the facility’s expiry. Under the $250.0 million credit facility, the Company can borrow up to $250.0 million, Assured Guaranty Ltd. has a borrowing limit not to exceed $50.0 million, and Assured Guaranty (UK) Ltd. has a borrowing limit not to exceed $12.5 million. As of December 31, 2004, no amounts had been drawn under this credit facility.

As of December 31, 2004, the Company was party to a non-recourse credit facility with a syndicate of banks, which provided up to $175.0 million. This facility was specifically designed to provide rating agency qualified capital to further support the Company’s claim paying resources. This agreement is due to expire December 2010. As of December 31, 2004, no amounts had been drawn under this credit facility.

As of December 31, 2003, the Company had entered into the following credit facilities, which were available for general corporate purposes:

(i)             A liquidity facility established for the benefit of ACE and certain of its subsidiaries. The overall facility was a 364-day credit agreement in the amount of $500.0 million with a syndicate of banks. The Company had a $50.0 million participation in the facility. Due to the IPO, as of April 2, 2004, this facility was replaced.

(ii)          A 364-day credit agreement in the amount of $140.0 million with a syndicate of the banks. Under the terms of this liquidity facility the Company would have been required to pledge collateral to one of the syndicate banks, if the amount of collateral posted for the benefit of the Company’s credit default swap counterparties exceeded 11% of the Company shareholder’s equity. In such case an amount equal to that excess was to have been pledged for the benefit of the syndicate banks. As of December 31, 2003, the Company had not posted any collateral under this covenant. Due to the IPO, as of April 28, 2004 this facility was replaced.

(iii)       A $75.0 million line of credit facility and a $50.0 million line of credit facility from subsidiaries of ACE. Due to the IPO, as of April 28, 2004 this facility was replaced.

As of December 31, 2003, the Company has not drawn any amounts under these credit facilities.

17.                     Employee Benefit Plans

Defined Contribution Plan

Prior to the IPO, the Company’s officers and employees participated in ACE’s long-term incentive plans. The Company’s officers and employees have been covered under additional benefit plans, including retirement programs providing 401(k) plan benefits, health and life insurance benefits; medical, dental and vision benefits for active employees; disability and life insurance protection; and severance. These additional benefits have been provided to the Company’s employees and officers who work in the United States by plans maintained by the Company and to the Company’s employees and officers who work in the United Kingdom through plans maintained by ACE covering ACE employees in that location. Since the completion of the IPO, the Company’s United States officers and employees have been covered by benefit plans established by the Company. Employees located in the United Kingdom continue to participate in the ACE benefit plans in which they participated prior to the IPO until December 31, 2004.

The Company maintains savings incentive plans, which are qualified under Section 401(a) of the Internal Revenue Code. In the U.S. the savings incentive plan is available to all full-time employees with a minimum of six months of service. Eligible participants may contribute a percentage of their salary subject to a maximum of $13,000 for 2004. Contributions are matched by the Company at a rate of 100% up to 7% of the participant's compensation, subject to IRS  limitations.  In addition, the Company may contribute an additional amount to eligible employees’ savings incentive plan accounts at the discretion of the Board of Directors.  For  2004, the Company made a discretionary contribution equal to 5% of the compensation of eligible participants, which discretionary contribution was made to a  U.S. savings incentive plan up to the amount permitted by IRS limits, with amounts in excess of those permitted by the IRS limits contributed to the U.S. nonqualified plan.  Participants generally vest in Company contributions at a rate of 33.3% per year starting with the completion of one year of service.  The Company contributed approximately $0.7 million in 2004, $0.5 million in 2003 and $0.4 million in 2002 in nondiscretionary contributions under these plans. Total discretionary expense amounted to approximately $0.8 million in 2004, $0.7 million in 2003 and $0.5 million in 2002.

Employee Stock Purchase Plan

In January 2005, Assured Guaranty Ltd. initiated the Assured Guaranty Ltd. Employee Stock Purchase Plan (the “Plan”) in accordance with Internal Revenue Code Section 423. Participation in the Plan is available to all eligible employees of the Company. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10 percent of the participant’s compensation or $25,000, whichever is less. Participants may purchase shares at a purchase price equal to 85 percent of the lesser of the fair market value of the stock on the first day or the last day of the subscription period. Assured Guaranty reserved and made available for issuance and purchases under the Plan 100,000 shares of its common stock.

18.                     Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments. These determinations were made based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market date to develop the estimates and therefore, they may not necessarily be indicative of the amount the Company could realize in a current market exchange.

Fixed Maturity Securities

The fair value for fixed maturity securities shown in Note 8 is based on quoted market prices.

Cash and Short-Term Investments

The carrying amount reported in the balance sheet for these instruments is cost, which approximates fair value due to the short-term maturity of these instruments.

Unearned Premium Reserves

The fair value of the Company’s unearned premium reserves is based on the estimated cost of entering into a cession of the entire portfolio with third party reinsurers under current market conditions. This figure was determined by using the statutory basis unearned premium reserves, net of deferred acquisition costs.

Financial Guaranty Installment Premiums

The fair value is derived by calculating the present value of the estimated future cash flow stream discounted at 6.0%.

	As of December 31, 2004		As of December 31, 2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands of U.S. dollars)
Assets:
Fixed maturity securities	$1,172,355	$1,172,355	$1,126,723	$1,126,723
Cash and short-term investments	68,823	68,823	73,087	73,087
Liabilities:
Unearned premium reserves	369,320	299,075	389,027	347,178
Off-Balance Sheet Instruments:
Financial guaranty installment premiums	—	267,776	—	293,339

19.                     Segment Reporting

The Company has three principal business segments: (1) financial guaranty direct, which includes transactions whereby the Company provides an unconditional and irrevocable guaranty that indemnifies the holder of a financial obligation against non-payment of principal and interest when due, and includes credit support for credit default swaps; (2) financial guaranty reinsurance, which includes agreements whereby the Company is a reinsurer and agrees to indemnify a primary insurance company against part or all of the loss which the latter may sustain under a policy it has issued; and (3) other, which includes trade credit reinsurance which the Company is no longer active and the impact of affiliate reinsurance transactions that were purchased by management for the benefit of all the Company’s reporting segments.

The Company’s reportable business segments are strategic business units that offer different products and services. They are managed separately since each business requires different marketing strategies and underwriting skill sets.

The Company does not segregate certain assets and liabilities at a segment level since management reviews and controls these assets and liabilities on a consolidated basis. The Company allocates operating expenses to each segment based on each segment’s percentage of total earned premiums. The other segment received proportional share of operating expenses up to the IPO date. From the IPO date, the other segment was not allocated operating expenses. Management uses underwriting gains and losses as the primary measure of each segment’s financial performance.

The following table summarizes the components of underwriting gain (loss) for each reporting segment:

	Year Ended December 31, 2004
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$54.9	$96.6	$17.2	$168.7
Net written premiums	43.7	53.3	(37.1)	59.9
Net earned premiums	41.0	95.5	(14.5)	122.0
Loss and loss adjustment expenses	1.5	16.3	(17.4)	0.4
Profit commission expense	—	1.1	(0.1)	1.0
Acquisition costs	(0.4)	32.2	2.5	34.3
Other operating expenses (1)	10.3	24.4	1.9	36.6
Underwriting gain (loss)	$29.6	$21.5	$(1.4)	$49.7

(1) Excludes $4.7 million of operating expenses, included in other operating expenses in the consolidated statements of operations and comprehensive income, related to the accelerated vesting of stock awards at the IPO date.

	Year Ended December 31, 2003
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$52.4	$122.8	$44.7	$219.9
Net written premiums	47.9	124.8	83.8	256.5
Net earned premiums	48.6	88.2	38.6	175.4
Loss and loss adjustment expenses	14.5	21.4	19.2	55.1
Profit commission expense	—	1.4	0.2	1.6
Acquisition costs	3.2	29.8	13.6	46.6
Other operating expenses	6.5	11.8	5.1	23.4
Underwriting gain	$24.4	$23.8	$0.5	$48.7

	Year Ended December 31, 2002
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$38.0	$84.2	$32.9	$155.1
Net written premiums	36.7	81.5	5.5	123.7
Net earned premiums	34.5	70.0	7.0	111.5
Loss and loss adjustment expenses	18.4	8.0	(1.5)	24.9
Profit commission expense	—	0.5	(0.9)	(0.4)
Acquisition costs	1.3	23.2	8.9	33.4
Other operating expenses	4.7	9.7	1.0	15.4
Underwriting gain (loss)	$10.1	$28.6	$(0.5)	$38.2

The following is a reconciliation of total underwriting gain to income before provision for income taxes for the years ended:

	December 31,
	2004	2003	2002
	(in millions of U.S. dollars)
Total underwriting gain	$49.7	$48.7	$38.2
Net investment income	52.1	47.2	46.7
Net realized investment gains	1.0	2.1	6.9
Unrealized gains (losses) on derivative financial instruments	47.9	48.5	(37.0)
Other income	0.2	1.3	1.3
Accelerated vesting of stock awards	(4.7)	—	—
Goodwill impairment	(1.6)	—	—
Income before provision for income taxes	$144.6	$147.8	$56.1

The following table provides the lines of businesses from which each of the Company’s three reporting segments derive their net earned premiums:

	Years Ended December 31,
	2004	2003	2002
	(in millions of U.S. dollars)
Financial guaranty direct:
Financial guaranty direct	$41.0	$48.6	$34.5
Financial guaranty reinsurance:
Public finance	48.7	51.3	37.8
Structured finance	46.8	36.9	32.2
Total	95.5	88.2	70.0
Other:
Trade credit reinsurance	(14.5)	41.6	14.6
Affiliate reinsurance	—	(3.0)	(7.6)
Total	(14.5)	38.6	7.0
Total net earned premiums	$122.0	$175.4	$111.5

The following table summarizes the Company’s gross written premiums by geographic region. Allocations have been made on the basis of location of risk.

	Years Ended December 31,
	2004		2003		2002
	(in millions of U.S. dollars)
North America	$148.2	87.9%	$183.9	83.6%	$132.9	85.7%
United Kingdom	4.8	2.9%	9.2	4.2%	7.2	4.6%
Europe	12.9	7.6%	26.2	11.9%	13.8	8.9%
Australia	2.1	1.2%	0.6	0.3%	1.2	0.8%
Other	0.7	0.4%	—	—	—	—
Total	$168.7	100.0%	$219.9	100.0%	$155.1	100.0%